Exhibit (d) (3)
Better Health, Brighter Future

December 26, 2016

Board of Directors

Ariad Pharmaceuticals, Inc.

26 Landsdowne Street

Cambridge, MA 02139

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) sets forth certain understandings between Takeda Pharmaceutical Company Limited (“Buyer”), and Ariad Pharmaceuticals, Inc. (the “Company”) with respect to discussions between the parties relating to a possible transaction between the Company and Buyer (the “Transaction”).

In consideration for the time, effort and expense anticipated to be incurred by Buyer in connection with pursuing the Transaction, from and after the date hereof the Company shall not, and shall cause its affiliates, directors, officers, attorneys, financial advisors and other representatives (each, a “Representative”) not to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, discussions, offers or proposals regarding (including by providing any information to any person or entity for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to), (ii) other than to inform third parties of the provisions of this Letter Agreement, continue, propose, engage in, enter into or participate in any way in negotiations or discussions with respect to, or (iii) approve, recommend, enter into, or propose to approve, recommend or enter into, any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, any Alternative Transaction (as defined below).

The term “Alternative Transaction” means any transaction (including any single- or multi-step transaction) or series of transactions with any person or “group” (as defined in the Exchange Act), other than any transaction involving Buyer, relating to the acquisition of at least fifteen percent (15%) of the assets of or equity interests in the Company and its subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale or licensing of assets, tender offer, exchange offer or other similar transaction. The Company shall, and shall cause its controlled affiliates and each of its and its controlled affiliates’ Representatives to, immediately terminate (i) any and all existing discussions or negotiations with any third party with respect to, or that could reasonably be expected to lead to, an Alternative Transaction and (ii) all access to due diligence materials previously provided to any third party with respect to an Alternative Transaction, but the Company shall have no obligation to request the return or destruction of previously provided materials.

During the term of this Letter Agreement, the Company will afford (and will cause its affiliates and Representatives to afford) to Buyer and Buyer’s Representatives reasonable access

STRICTLY PRIVATE AND CONFIDENTIAL

to the Company’s financial, legal, tax, clinical, commercial and other data and information (including, without limitation, communications with regulatory authorities regarding brigatinib) and to the Company’s executive leadership team and Christopher Murray. Such information will be made available on a confidential basis, pursuant to the terms of the confidentiality agreement by and between Buyer and the Company, dated December 18, 2016 (the “Confidentiality Agreement”).

This Letter Agreement shall terminate at 6:00 p.m., Eastern Standard Time, on January 9, 2017.

Buyer and the Company understand and agree that no contract or agreement providing for the Transaction shall be deemed to exist, directly or indirectly, between them unless and until a definitive written agreement providing for the Transaction has been executed and delivered by the parties thereto. The parties to this Letter Agreement also agree that, unless and until a final definitive agreement providing for the Transaction has been executed and delivered, neither of them will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Letter Agreement except for the matters specifically agreed to in this Letter Agreement.

The provisions of this Letter Agreement cannot be amended or waived except with the written consent of both parties hereto, or in the case of a waiver, the written consent of the party against whom such waiver would be sought to be enforced. If any term, provision, covenant or restriction of this Letter Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

This Letter Agreement, and any dispute arising out of, relating to or in connection with this Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof that would require the application of the law of a different jurisdiction. Each Party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for any action, suit, claim or proceeding arising under or in connection with this Agreement. Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Letter Agreement in such courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

The Company acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this agreement by the Company and that any such breach would cause Buyer irreparable harm. Accordingly, the Company agrees that in the event of any breach or threatened breach of this agreement by the Company, Buyer, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security.

STRICTLY PRIVATE AND CONFIDENTIAL

The terms and existence of this Letter Agreement, as well as the existence of negotiations regarding the Transaction, is confidential information subject to the Confidentiality Agreement and shall be considered Transaction Information (as defined therein).

This Letter Agreement may be executed in counterparts (including via facsimile), each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

If the terms of this Letter Agreement are in accordance with your understandings with Buyer please sign and return the enclosed duplicate of this Letter Agreement, whereupon this Letter Agreement shall constitute a binding agreement between us.

Yours sincerely,

/s/ Christophe Weber

Christophe Weber

President and Chief Executive Officer

Takeda Pharmaceutical Company Limited

Acknowledged and agreed as of the date first above written:

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Paris Panayiotopoulos
Name: Paris Panayiotopoulos
Title: President and Chief Executive Officer

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